

Mail Stop 3030

February 12, 2016

Via E-mail
Ashoka Achuthan
Chief Financial Officer
Westport Innovations Inc.
Suite 101, 1750 West 75th Avenue
Vancouver, British Columbia
Canada V6P 6G2

> **Re:** **Westport Innovations Inc.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed February 10, 2016**
> **File No. 333-207523**

Dear Mr. Achuthan:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 28, 2016 letter.

Voting by Fuel Systems Directors and Fuel Systems Officers, page S-9

1.   Please fill in the blank that you added to this section.

U.S. Federal Income Tax Considerations, page 72

2.   Please address that part of prior comment 1 that sought the consent of counsel to being named in your addition on what is currently page 73.

Receipt of Westport Common Shares in a Section 368(a) Reorganization, page 75

3.   Please reconcile your response to prior comment 2 with the uncertain consequences represented by the term "should" in the first paragraph of page 75.

Board Recommendation, page 93

4.   Please reconcile the first sentence of this section which indicates that the Fuel Systems board recommends that stockholders vote in favor of the merger with your disclosure added on page 47 regarding a proposal that is or could reasonably be expected to lead to a proposal that is superior to the merger.

        Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Matthew J. Guercio